FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 28, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Personnel changes in the Supervisory Board and Audit Committee of Magyar Telekom

Budapest – July 28, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announces that, following his election as Chairman of the Hungarian Financial Supervisory Authority and in line with the relevant rules on conflict of interest, dr. Ádám Farkas, member of the Supervisory Board and Chairman of the Audit Committee of Magyar Telekom, resigned from his positions in the Supervisory Board and Audit Committee, effective as of July 30, 2009. At the extraordinary meeting of the Audit Committee held on July 27, 2009, the Committee elected dr. János Illéssy from amongst its members to replace dr. Ádám Farkas as Chairman.

Christopher Mattheisen, Chief Executive Officer and Chairman of the Board of Directors of Magyar Telekom, expressed his appreciation for the work of dr. Ádám Farkas:

“On behalf of the Board of Directors and the senior management of Magyar Telekom, let me express our gratitude and appreciation to dr. Ádám Farkas for his dedicated work as member of the Supervisory Board, as well as the Chairman of the Audit Committee from 2005. Through measures to reinforce compliance and internal controls, dr. Farkas greatly contributed to Magyar Telekom’s transparent and ethical operation and to  best ensure the Company’s full compliance with the strictest requirements of the Hungarian and international law and stock markets. We wish him every success in his new position.”

With the effect of July 30, 2009, Ms. Éva Őz, employee representative, also resigned her membership from the Supervisory Board so that the composition of the Supervisory Board continues to comply with the requirements on independence as set forth in the relevant laws.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: July 28, 2009